# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grupo Televisa, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Address of issuer's principal executive offices: Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, Ciudad de Mexico, Mexico (O5), 01210
Date of event which requires filing of this statement: 01/05/2026
Filed by CIK 0002102845
Persons authorized to receive notices and communications: Bernardo Gomez Martinez, c/o Grupo Televisa, S.A.B., Av. Vasco de Quiroga No. 2000, Mexico City, Mexico (O5), 01210, 011525552612511

## Reporting persons
- Bernardo Gomez Martinez (CIK 0002102845): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 18,226,505,907; sole dispositive power 18,226,505,907; shared dispositive power 0; aggregate amount beneficially owned 18,226,505,907 (5.35% of the class)
  Comment: The Shares reported herein consist of (i) 14,247,435,527 A Shares representing 12.0% of the outstanding A Shares; (ii) 951,516,830 B Shares representing 1.7% of the outstanding B Shares; (iii) 1,513,776,775 D Shares representing 1.8% of the outstanding D Shares; and (iv) 1,513,776,775 L Shares representing 1.8% of the outstanding L Shares, and are based on approximately 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares authorized, issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 20-F, Item 7 filed with the Securities and Exchange Commission ("SEC") on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Name of issuer: Grupo Televisa, S.A.B.
Address of issuer's principal executive offices: Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, Ciudad de Mexico, Mexico (O5), 01210
Comment: Based on approximately 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares authorized, issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 20-F, Item 7 filed with the Securities and Exchange Commission ("SEC") on April 30, 2025.

## Item 2. Identity and Background
Name of person filing: Bernardo Gomez Martinez
Residence or business address: The Reporting Person's business address is Paseo de la Reforma No. 760, Lomas de Chapultepec, C.P. 11000, Ciudad de Mexico, Mexico.
Present principal occupation or employment: The Reporting Person's present principal occupation is Co-Chief Executive Officer and Member of the Executive Committee of the Issuer. The Issuer's principal business address is: Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Ciudad de Mexico, Mexico.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mexico

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Shares that the Reporting Person beneficially owns were acquired through (i) grants of equity awards pursuant to the Issuer's equity incentive plans and (ii) open market purchases made from time to time.

On January 5, 2026, the Reporting Person agreed to pay the Azcarraga Trust (as defined in Item 4) available cash on hand in an amount equal to Ps. 963,151,805 in exchange for 13,166,166,402 A Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 5, 2026, the Reporting Person entered into a transaction agreement (the "Transaction Agreement") with Emilio Fernando Azcarraga Jean ("EAJ"), Trust No. 6121, a trust organized under the laws of Mexico for the benefit of EAJ (the "Azcarraga Trust") and Alfonso de Angoitia Noriega ("AAN"), pursuant to which the Reporting Person agreed to acquire 13,166,166,402 A Shares (the "Acquired Shares") in exchange for available cash on hand in an amount equal to Ps. 963,151,805.

Pursuant to the Transaction Agreement, the Reporting Person agreed that following the acquisition of the Acquired Shares by the Reporting Person, EAJ, through the Azcarraga Trust, will have the right to exercise all voting rights attached to the Acquired Shares, together with 38,699,325 CPOs held by the Reporting Person prior to the entry into the Transaction Agreement (the "B Specified CPOs") and 38,580,509 CPOs held by AAN prior to the entry into the Transaction Agreement (the "A Specified CPOs") with respect to the appointment, removal and/or ratification of members of the Issuer's board of directors so long as EAJ is not declared legally dead, incapacitated or absent and holds more than fifty-percent (50%) of the shares in the Azcarraga Trust, other than the Acquired Shares. The Reporting Person will have the right to exercise all voting rights attached to the Acquired Shares and the B Specified CPOs other than those specified in the preceding sentence.

In addition, under the Transaction Agreement, in the event that EAJ, directly or through the Azcarraga Trust, AAN, or the Reporting Person intends to transfer the Acquired Shares or any other shares of or securities representing the Issuer's capital stock (including CPOs), the other parties thereto will have a right of first refusal allowing them to purchase such shares or securities at the proposed sale price.

The acquisition of the Acquired Shares contemplated by the Transaction Agreement is subject to certain closing conditions, including receipt of required regulatory approval in Mexico.

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Reporting Person entered into the Transaction Agreement and purchased the Acquired Shares in connection therewith to support the stability of the business of the Issuer and in anticipation of its potential growth in the future. Subject to market conditions, the Reporting Person may in the future acquire shares, CPOs or other securities of the Issuer from the Issuer, in the open market, in privately negotiated purchases or otherwise, in addition to any shares, CPOs or other securities acquired through grants of equity awards pursuant to the Issuer's equity incentive plans. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person and subject to market conditions. The willingness of the Reporting Person to proceed with any such transaction may be subject to market conditions, obtaining required regulatory approvals in the United States and Mexico and other factors, and there can be no assurance that the Reporting Person will proceed with any such transaction.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities of the Issuer. Any solicitation or offer would only be made through separate materials filed with the SEC. The Reporting Person undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Schedule 13D and the footnote on the cover pages for the aggregate number and percentage of A Shares, B Shares, D Shares and L Shares beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
See items 7 through 10 of the cover pages to this Schedule 13D and the footnote on the cover pages for the number and percentage of A Shares, B Shares, D Shares and L Shares beneficially owned by the Reporting Person as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

Trust No. 11042181 (the "LTRP Trust"), a trust organized under the laws of Mexico as an equity compensation plan for employees of the Issuer, holds the following Shares as of September 30, 2025: 7,339,790,761 A Shares, 6,701,667,681 B Shares, 6,911,937,709 D Shares and 6,911,937,709 L Shares. These shares are not included in the number of A Shares, B Shares, D Shares and L Shares included in items 7 through 10 of the coverage pages to this Schedule 13D. Shares held in the LTRP Trust become vested over a period of years, reducing the number of Shares held in the LTRP Trust accordingly. A technical committee, all of whose members are employees of the Issuer and include the Reporting Person (who does not unilaterally have the power to direct the decisions of the technical committee), has the power to control the voting of Shares held by the LTRP Trust.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Transaction Agreement, dated January 5, 2026, by and among EAJ, the Azcarraga Trust, the Reporting Person and AAN.

## Signatures
- Bernardo Gomez Martinez: /s/ Bernardo Gomez Martinez, Bernardo Gomez Martinez (01/05/2026)